SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

SPARK NETWORKS SE

(Name of Issuer)

Common Stock

(Title of Class of Securities)

846517100

(CUSIP Number)

Affinitas Phantom Share GmbH

Kohlfurter Straße 41/43

Berlin 10999

(+49) 30 868 000 102

Attn: Lukas Brosseder

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 846517100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Affinitas Phantom Share GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,238
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,238
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 846517100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lukas Brosseder
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 4,284
	8.	Shared Voting Power 174,238
	9.	Sole Dispositive Power 4,284
	10.	Shared Dispositive Power 174,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,522
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.56%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846517100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Khalil
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 4,284
	8.	Shared Voting Power 174,238
	9.	Sole Dispositive Power 4,284
	10.	Shared Dispositive Power 174,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,522
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.56%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and the Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no nominal value per share (the “Shares”) of Spark Networks SE, a company incorporated under the laws of Germany (the “Issuer”). The principal executive office of the Issuer is located at Kohlfurter Straße 41/43, Berlin 10999, Germany.

Item 2. Identity and Background

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Affinitas Phantom Share GmbH (“APS”), an entity organized under the laws of Germany; (2) Lukas Brosseder, a citizen of Germany; and (3) David Khalil, a citizen of Germany.

The principal business of APS is business investment. Mr. Brosseder’s principal occupation is being an entrepreneur and business angel investor. Mr. Khalil’s principal occupation is being an entrepreneur and business angel investor.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons received the shares pursuant to the Agreement and Plan of Merger, dated as of May 2, 2017, by and among the Issuer, Affinitas GmH, Spark Networks, Inc., and Chardonnay Merger Sub, Inc (the “Merger Agreement”).

Item 4. Purpose of the Transaction

This transaction was completed pursuant to the Merger Agreement.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own:

(i) APS directly owns 174,238 shares of common stock representing 13,2% of all the outstanding Shares.

(ii) Mr. Brosseder individually owns 4,284 shares of common stock of the Issuer. Mr. Brosseder may be deemed to beneficially own 50% of the Shares owned by APS.

(iii) Mr. Khalil individually owns 4,284 shares of Common Stock of the Issuer. Mr. Khalil may also be deemed to beneficially own 50% of the Shares owned by APS.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than those owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 1,316,866 Shares outstanding as of February 9, 2018.

(b) Mr. Brosseder and Mr. Khalil may be deemed to share with the Company (and not with any third party) the power to vote or direct the vote of and to dispose of or direct the disposition of the 174,238 Shares reported herein.

(c) The following Reporting Persons engaged in the following transactions with respect to the Shares during the 60 days preceding February 12, 2018 and the 60 days preceding the date of this filing:

Affinitas Phantom Share GmbH

Transaction Date	Number of Shares	Price per Share	Type of Transaction
12/21/2017	103,567	N/A	Exchange in return for shares in APS

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1. Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

AFFINITAS PHANTOM SHARE GMBH

By:	/s/ Lukas Brosseder
Name:	Lukas Brosseder
Title:	Managing Director

LUKAS BROSSEDER

/s/ Lukas Brosseder

David Khalil

/s/ David Khalil